Exhibit 99.1

ZTO Reports First Quarter 2024 Unaudited Financial Results

Emphasizing Profitable Growth amidst Consumption Mix-shift
Adjusted Net Income Grew 15.8% to RMB2.2 Billion
Parcel Volume Increased 13.9% to 7.2 Billion

SHANGHAI, May 15, 2024 /PRNewswire/ -- ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China ("ZTO" or the "Company"), today announced its unaudited financial results for the first quarter ended March 31, 2024[1]. The Company grew parcel volume by 13.9% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income[2] increased 15.8% to reach RMB2.2 billion. Net cash generated from operating activities was RMB2.0 billion.

First Quarter 2024 Financial Highlights

•	Revenues were RMB9,960.0 million (US$1,379.4 million), an increase of 10.9% from RMB8,983.2 million in the same period of 2023.
•	Gross profit was RMB3,002.1million (US$415.8million), an increase of 19.0% from RMB2,523.4 million in the same period of 2023.
•	Net income was RMB1,447.7 million (US$200.5 million), a decrease of 13.0% from RMB1,664.8 million in the same period of 2023.
•	Adjusted EBITDA[3] was RMB3,660.4 million (US$507.0 million), an increase of 16.8% from RMB3,133.0 million in the same period of 2023.
•	Adjusted net income was RMB2,224.0 million (US$308.0 million), an increase of 15.8% from RMB1,919.8 million in the same period of 2023.
•	Basic and diluted net earnings per American depositary share ("ADS"[4]) were RMB1.77 (US$0.25) and RMB1.75 (US$0.24), a decrease of 14.5% and 13.8% from RMB2.07 and RMB2.03 in the same period of 2023, respectively.
•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.74 (US$0.38) and RMB2.68 (US$0.37), an increase of 15.1% and 15.0% from RMB2.38 and RMB2.33 in the same period of 2023, respectively.
•	Net cash provided by operating activities was RMB2,031.0 million (US$281.3 million), compared with RMB2,738.0 million in the same period of 2023.

Operational Highlights for First Quarter 2024

•	Parcel volume was 7,171 million, an increase of 13.9% from 6,297 million in the same period of 2023.
•	Number of pickup/delivery outlets was over 31,000 as of March 31, 2024.
•	Number of direct network partners was over 6,000 as of March 31, 2024.
•	Number of self-owned line-haul vehicles was approximately 10,000 as of March 31, 2024.
•	Out of the approximately 10,000 self-owned trucks, approximately 9,100 were high capacity 15 to 17-meter-long models as of March 31, 2024, compared to approximately 9,500 as of March 31, 2023.
•	Number of line-haul routes between sorting hubs was approximately 3,800 as of March 31, 2024, which is similar to the same period last year
•	Number of sorting hubs was 96 as of March 31, 2024, among which 88 are operated by the Company and 8 by the Company's network partners.

(1)   An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)   Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain or loss on disposal of equity investments and subsidiaries and corresponding tax impact which management aims to better represent the underlying business operations.

(3)   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investments and subsidiaries which management aims to better represent the underlying business operations.

(4)   One ADS represents one Class A ordinary share.

(5)   Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, "For the first quarter, parcel volume of the express delivery industry increased 25.2% year over year, far exceeded expectations. The boom of live video streaming and social network retailing has helped stimulating consumption and fueled the increase in express delivery volume; On the other hand, however, it has also contributed to an increase in the proportion of low-priced parcels. Meanwhile, price competition intensified further particularly in major output regions. A greater portion of industry parcel volume became less profitable or loss making.  ZTO adhered to the principle of profitable growth and kept  loss-making parcels out of our network. While our volume market share declined over last year, our profit share among industry peers further increased demonstrating the effectiveness of our strategy."

Mr. Lai added, "Our consistent strategy is to achieve balanced development in service quality, volume scale and earnings. At the beginning of 2024, we shifted our strategic focus to quality of services. While maintaining a scale-leveraged volume and healthy earnings level, we put greater effort towards the development of differentiated product and services to meet the diverse and personalized needs of customers aimed to enhance ZTO's brand awareness and value recognition. The transformation of Chinese express delivery from high quantity to a combination of quantity plus quality is inevitable. We have prioritized quality of product and services, with the intention of breaking away from homogeneous competition, enhancing product mix, improving profitability of our network partners and couriers, and creating strong moat for ZTO's long term viability and value preposition."

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, "Our core express ASP decreased 2.5% or 4 cents, which was well below industry level. Combined unit sorting and transportation cost decreased 6 cents as our standardization and digitization initiatives continued to generate positive results despite softer volume. SG&A cost structure remained stable and efficient. Our adjusted net income for the quarter increased 15.8% to 2.2 billion. Cash flow from operating activities was 2.0 billion, and capital spending outlay was 1.7 billion for the quarter."

Ms. Yan added, "We believe that the Chinese economic conditions will improve over time and express delivery industry's long term growth prospect is intact. Our focus on development of differentiated product and service will ensure our enterprise value creation and longevity. We anticipate that the industry growth for the year to be between 15-20%, and we are prepared to allow a necessary level of retreat in market share while avoiding meaningless losses. The Company maintains its previous volume growth guidance for the year to be in the range of 15%-18%, or 34.73billion to 35.64 billion parcels."

First Quarter 2024 Unaudited Financial Results

	Three Months Ended March 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	8,388,743	93.4	9,240,172	1,279,749	92.8
Freight forwarding services	192,725	2.1	202,747	28,080	2.0
Sale of accessories	368,838	4.1	485,062	67,180	4.9
Others	32,933	0.4	32,025	4,436	0.3
Total revenues	8,983,239	100.0	9,960,006	1,379,445	100.0

Total Revenues were RMB9,960.0 million (US$1,379.4 million), an increase of 10.9% from RMB8,983.2 million in the same period of 2023. Revenue from the core express delivery business increased by 11.0% compared to the same period of 2023, as a net result of a 13.9% increase in parcel volume and a 2.5% decrease in parcel unit price. KA revenue including delivery fees from direct sales organizations, established to serve core express KA customers, decreased by 7.1% as a result of mix shift towards higher-value customers. Revenue from freight forwarding services increased by 5.2% compared to the same period of 2023. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 31.5%. Other revenues were mainly derived from financing services.

	Three Months Ended March 31,
	2023		2024
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,181,820	35.4	3,371,493	466,946	33.9
Sorting hub operating cost	2,013,371	22.4	2,168,201	300,292	21.8
Freight forwarding cost	182,972	2.0	188,382	26,091	1.9
Cost of accessories sold	107,428	1.2	133,047	18,427	1.3
Other costs	974,240	10.9	1,096,798	151,905	11.0
Total cost of revenues	6,459,831	71.9	6,957,921	963,661	69.9

Total cost of revenues was RMB6,957.9 million (US$963.7 million), an increase of 7.7% from RMB6,459.8 million in the same period last year.

Line haul transportation cost was RMB3,371.5 million (US$466.9 million), an increase of 6.0% from RMB3,181.8 million in the same period last year. The unit transportation cost decreased 7.0% or 4 cents mainly attributable to better economies of scale, optimized line-haul route planning and improved load rate.

Sorting hub operating cost was RMB2,168.2 million (US$300.3 million), an increase of 7.7% from RMB2,013.4 million in the same period of last year. The increase primarily consisted of (i) RMB81.1 million (US$11.2 million) increase in depreciation and amortization costs associated with automation equipment and other facilities, and (ii) RMB68.7million (US$9.5 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvements. With standardization in operating procedures, effective performance evaluation system, the unit sorting cost decreased by 5.4% or 2 cents. As of March 31, 2024, there were 461 sets of automated sorting equipment in service, compared to 454 sets as of March 31, 2023, which enhanced overall sorting efficiencies.

Cost of accessories sold was RMB133.0 million (US$18.4 million), increased by 23.8% compared with RMB107.4 million in the same period last year.

Other costs were RMB1,096.8 million (US$151.9 million), an increase of 12.6% from RMB974.2 million in the same period last year. The increase was mainly driven by RMB124.3 million (US$17.2 million) increase in costs associated with serving higher-value enterprise customers, level of which is consistent with related revenue increases.

Gross Profit was RMB3,002.1 million (US$415.8 million), increased by 19.0% from RMB2,523.4 million in the same period last year as a combined result of revenue growth and cost productivity gain. Gross margin rate improved to 30.1% from 28.1% in the same period last year.

Total Operating Expenses were RMB735.4 million (US$101.8 million), compared to RMB573.0 million in the same period last year.

Selling, general and administrative expenses were RMB896.6 million (US$124.2 million), increased by 14.0% from RMB786.6 million in the same period last year. The increase primarily consisted of (i) RMB40.4 million (US$5.6 million) increase in compensation and benefit expenses, and (ii) RMB37.3 million (US$5.2 million) provisional loss related to a collection against certain supplier.

Other operating income was RMB161.3 million (US$22.3 million), compared to RMB213.6 million in the same period last year. Other operating income mainly consisted of (i) RMB118.9 million (US$16.5 million) of government subsidies and tax rebates, and (ii) RMB40.2 million (US$5.6 million) of rental and other income.

Income from operations was RMB2,266.7 million (US$313.9 million), an increase of 16.2% from RMB1,950.4 million for the same period last year. Operating margin rate increased to 22.8% from 21.7% in the same period last year.

Interest income was RMB245.0 million (US$33.9million), compared with RMB91.9 million in the same period last year.

Interest expenses was RMB83.9 million (US$11.6 million), compared with RMB71.7 million in the same period last year.

Gain from fair value changes of financial instruments was RMB42.7 million (US$5.9 million), compared with RMB155.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investee was RMB478.4million (US$66.3 million). In the first quarter of 2024, Alibaba Group Holding Limited ("Alibaba") initiated a tender offer to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited ("Cainiao"). The offer price to all shares held by the Company was below the carrying amount, hence a RMB478.4million (US$66.3 million) impairment of investment was reported for this accounting period.

Income tax expenses were RMB566.3 million (US$78.4 million) compared to RMB455.0 million in the same period last year. Overall income tax rate increased by 6.8 percentage points year over year, mainly due to (i) RMB44.0 million accrual of withholding tax on distributable earnings planned for dividend payment to ZTO Express (Hong Kong) Limited attributable for the first quarter, and (ii) RMB478.4million (US$66.3 million) impairment losses on investment in Cainiao upon a tender offer.

Net income was RMB1,447.7 million (US$200.5 million), which decreased by 13.0% from RMB1,664.8 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.77 (US$0.25) and RMB1.75 (US$0.24), compared with basic and diluted earnings per ADS of RMB2.07 and RMB2.03 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.74 (US$0.38) and RMB2.68 (US$0.37), compared with RMB2.38 and RMB2.33 in the same period last year, respectively.

Adjusted net income was RMB2,224.0 million (US$308.0 million), compared with RMB1,919.8 million during the same period last year.

EBITDA[1] was RMB2,884.1 million (US$399.4 million), compared with RMB2,878.0 million in the same period last year.

Adjusted EBITDA was RMB3,660.4 million (US$507.0 million), compared to RMB3,133.0 million in the same period last year.

Net cash provided by operating activities was RMB2,031.0 million (US$281.3 million), compared with RMB2,738.0 million in the same period last year.

(1)   EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Business Outlook

Based on current market conditions and current operations, the Company reiterates that its parcel volume for 2024 is expected to be in the range of 34.73 billion to 35.64 billion, representing a 15% to 18% increase year over year. Such estimates represent management's current and preliminary view, which are subject to change.

Sale of Equity Investment In Cainiao

On March 28, 2024, the Company received an offer from Alibaba to purchase all the outstanding shares of Cainiao held by the Company for US$0.62 per share, with an aggregate consideration of approximately US$94.3 million. The cost of the investment is US$54.0 million. The Company has accepted the offer and expects to enter into a share purchase agreement with Alibaba. Upon the completion of the transaction, the Company will cease to hold any equity interest in Cainiao.

Appointment of President

Mr. Jingxi Zhu, vice president of information technology of the Company, has been appointed as the president of the Company to be primarily responsible for the overall operational executions. Mr. Zhu will continue to oversee technology and information matters of the Company.

Mr. Zhu has been the head of information technology of the Company since July 2003 and has served as vice president of information technology since September 2016. Mr. Zhu received an EMBA from Renmin University of China in 2021.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.2203 to US$1, the noon buying rate on March 29, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO's operating results and for financial and operational decision-making purposes.

Reconciliations of the Company's non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO's management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO's data. ZTO encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO's management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, May 15, 2024 (8:30 AM Beijing Time on Thursday, May 16, 2024).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	1526153

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 22, 2024:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	5307524

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	8,983,239	9,960,006	1,379,445
Cost of revenues	(6,459,831)	(6,957,921)	(963,661)
Gross profit	2,523,408	3,002,085	415,784
Operating (expenses)/income:
Selling, general and administrative	(786,607)	(896,641)	(124,183)
Other operating income, net	213,641	161,257	22,334
Total operating expenses	(572,966)	(735,384)	(101,849)
Income from operations	1,950,442	2,266,701	313,935
Other income/(expenses):
Interest income	91,912	245,021	33,935
Interest expense	(71,710)	(83,916)	(11,622)
Gain from fair value changes of financial instruments	155,573	42,720	5,917
Gain on disposal of equity investees and subsidiaries and others	-	451	62
Impairment of investment in equity investee	-	(478,364)	(66,253)
Foreign currency exchange (loss)/gain before tax	(10,213)	5,384	746
Income before income tax, and share of gain in equity method investments	2,116,004	1,997,997	276,720
Income tax expense	(455,007)	(566,305)	(78,432)
Share of gain in equity method investments	3,824	16,055	2,224
Net income	1,664,821	1,447,747	200,512
Net loss/(income) attributable to non-controlling interests	5,515	(21,701)	(3,006)
Net income attributable to ZTO Express (Cayman) Inc.	1,670,336	1,426,046	197,506
Net income attributable to ordinary shareholders	1,670,336	1,426,046	197,506
Net earnings per share attributed to ordinary shareholders
Basic	2.07	1.77	0.25
Diluted	2.03	1.75	0.24
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,865,862	804,935,791	804,935,791
Diluted	840,491,415	836,144,858	836,144,858
Net income	1,664,821	1,447,747	200,512
Other comprehensive income/(expenses), net of tax of nil:
Foreign currency translation adjustment	19,271	(82,330)	(11,403)
Comprehensive income	1,684,092	1,365,417	189,109
Comprehensive loss/(income) attributable to non-controlling interests	5,515	(21,701)	(3,006)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,689,607	1,343,716	186,103

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	12,333,884	12,583,834	1,742,841
Restricted cash	686,568	272,266	37,708
Accounts receivable, net	572,558	559,200	77,448
Financing receivables	1,135,445	986,822	136,673
Short-term investment	7,454,633	7,038,556	974,829
Inventories	28,074	41,449	5,741
Advances to suppliers	821,942	903,693	125,160
Prepayments and other current assets	3,772,377	4,159,042	576,021
Amounts due from related parties	148,067	194,523	26,941
Total current assets	26,953,548	26,739,385	3,703,362
Investments in equity investee	3,455,119	2,945,826	407,992
Property and equipment, net	32,181,025	32,933,680	4,561,262
Land use rights, net	5,637,101	5,675,825	786,093
Intangible assets, net	23,240	21,691	3,004
Operating lease right-of-use assets	672,193	609,448	84,408
Goodwill	4,241,541	4,241,541	587,447
Deferred tax assets	879,772	950,530	131,647
Long-term investment	12,170,881	13,450,088	1,862,816
Long-term financing receivables	964,780	1,079,928	149,568
Other non-current assets	701,758	719,082	99,592
Amounts due from related parties-non current	584,263	508,333	70,403
TOTAL ASSETS	88,465,221	89,875,357	12,447,594
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	7,765,990	8,040,790	1,113,637
Accounts payable	2,557,010	2,334,476	323,321
Notes payable	-	-	-
Advances from customers	1,745,727	1,672,339	231,616
Income tax payable	333,257	343,697	47,601
Amounts due to related parties	234,683	198,235	27,455
Operating lease liabilities	186,253	182,195	25,234
Dividends payable	1,548	3,612,693	500,352
Other current liabilities	7,236,716	6,876,129	952,334
Total current liabilities	20,061,184	23,260,554	3,221,550
Non-current operating lease liabilities	455,879	404,073	55,963
Deferred tax liabilities	638,200	661,049	91,554
Convertible senior bond	7,029,550	7,159,324	991,555
TOTAL LIABILITIES	28,184,813	31,485,000	4,360,622
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 812,866,663 shares issued and 806,668,101 shares outstanding as of March 31, 2024)	525	525	73
Additional paid-in capital	24,201,745	24,470,474	3,389,122
Treasury shares, at cost	(510,986)	(377,156)	(52,236)
Retained earnings	36,301,185	34,022,542	4,712,068
Accumulated other comprehensive loss	(190,724)	(273,054)	(37,817)
ZTO Express (Cayman) Inc. shareholders' equity	59,801,745	57,843,331	8,011,210
Noncontrolling interests	478,663	547,026	75,762
Total Equity	60,280,408	58,390,357	8,086,972
TOTAL LIABILITIES AND EQUITY	88,465,221	89,875,357	12,447,594

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	2,737,974	2,031,020	281,293
Net cash used in investing activities	(5,866,601)	(2,378,652)	(329,439)
Net cash provided by financing activities	840,572	130,130	18,023
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,937)	38,603	5,346
Net decrease in cash, cash equivalents and restricted cash	(2,296,992)	(178,899)	(24,777)
Cash, cash equivalents and restricted cash at beginning of period	12,603,087	13,051,310	1,807,585
Cash, cash equivalents and restricted cash at end of period	10,306,095	12,872,411	1,782,808

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	March 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	12,333,884	12,583,834	1,742,841
Restricted cash, current	686,568	272,266	37,708
Restricted cash, non-current	30,858	16,311	2,259
Total cash, cash equivalents and restricted cash	13,051,310	12,872,411	1,782,808

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	1,664,821	1,447,747	200,512
Add:
Share-based compensation expense [1]	254,976	298,387	41,326
Impairment of investment in equity investee[1]	-	478,364	66,253
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	-	(451)	(62)
Adjusted net income	1,919,797	2,224,047	308,029
Net income	1,664,821	1,447,747	200,512
Add:
Depreciation	651,685	752,119	104,167
Amortization	34,793	33,980	4,706
Interest expenses	71,710	83,916	11,622
Income tax expenses	455,007	566,305	78,432
EBITDA	2,878,016	2,884,067	399,439
Add:
Share-based compensation expense	254,976	298,387	41,326
Impairment of investment in equity investee	-	478,364	66,253
Gain on disposal of equity investees and subsidiaries and others	-	(451)	(62)
Adjusted EBITDA	3,132,992	3,660,367	506,956

(1)   Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net income attributable to ordinary shareholders	1,670,336	1,426,046	197,506
Add:
Share-based compensation expense [1]	254,976	298,387	41,326
Impairment of investment in equity investee[1]	-	478,364	66,253
Gain on disposal of equity investees and subsidiaries and others, net of income taxes	-	(451)	(62)
Adjusted Net income attributable to ordinary shareholders	1,925,312	2,202,346	305,023

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	808,865,862	804,935,791	804,935,791
Diluted	840,491,415	836,144,858	836,144,858

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.07	1.77	0.25
Diluted	2.03	1.75	0.24

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.38	2.74	0.38
Diluted	2.33	2.68	0.37

(1)   Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.
Investor Relations
E-mail: ir@zto.com
Phone: +86 21 5980 4508